Points Launches New Meaningful Partnership With Qatar Airways Privilege Club

Qatar Airways Privilege Club leverages Points' Loyalty Commerce Platform To Offer

It's Members More Engagement Opportunities

TORONTO, August 13, 2020 - Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today launched an extensive multi-year partnership with Qatar Airways Privilege Club, the loyalty program of Qatar Airways to leverage Points' Loyalty Commerce Platform. Points will roll out a broad suite of services to Qatar Airways Privilege Club members over the upcoming months in multiple languages and with multiple currencies.

As of today, members have the ability to Buy, Gift and Transfer Qmiles through Points' platform to reach their rewards faster. By plugging into Points' Loyalty Commerce Platform, Qatar Airways Privilege Club eliminates its efforts to maintain an in-house Buy, Gift, and Transfer offering. Points' suite of Loyalty Currency Retailing services now enables the program to provide members with personalized offers and dynamic pricing with promotions tailored to ensuring the best possible member experience, all with guaranteed economics to the Qmiles program.

Mr. Simon Talling-Smith, Qatar Airways Chief Commercial Officer said: "At Qatar Airways, we are leading the industry with the products and services we offer to our passengers. Our Privilege Club members are our most valued customers, so our priority is not only to ensure that they can rely on us to fly them safely and comfortably, but also to offer generous rewards that are relevant to them."

"As we rebuild our network to over 80 destinations and the world starts to open up again, we hope that our members will enjoy our flash offer available over the next two days to earn 75 per cent more Qmiles when they buy, gift or transfer. With newly resumed destinations, including the Maldives, Zanzibar, and Lisbon, it is the perfect time for our members to take advantage of their Qmiles for a well-deserved holiday."

Rob MacLean, CEO of Points said: "We are thrilled to be launching this partnership with Qatar Airways, widely known as one of the best airlines in the world. We just recently opened our own office in the Middle East, and we are excited to be able to provide local support as well as a dedicated full-service partner team to help make the Qatar Airways Privilege Club even more valuable and engaging to its members."

With its leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services to drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great services, including the Buy, Gift and Transfer functionality, to nearly 60 loyalty program partners worldwide.

For more about Points' Loyalty Commerce Platform, visit www.points.com.

About Points International

Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London and Dubai.

For more information, visit company.points.com.

About Qatar Airways Privilege Club

Privilege Club launched in 2000 as a form of appreciation to Qatar Airways' loyal passengers, offering them the opportunity to earn Qmiles when travelling on Qatar Airways, oneworld® airlines, or any of the airlines' partners. Qmiles has since served as another convenient means of payment at the award-winning Qatar Duty Free outlets, located in both the departure and arrival halls of Hamad International Airport, and at Oryx Galleria in Doha. Privilege Club offers four membership tiers - Burgundy, Silver, Gold and Platinum - each with their own exclusive benefits for members to enjoy. Qmiles are earned when members travel on Qatar Airways, oneworld® airlines, other airline partners or use the services of any of the airline's 60+ global partners. Qmiles are awarded based on the booking class purchased, and can be redeemed for a range of exciting benefits and rewards including award flights, upgrades or extra baggage on Qatar Airways.

To join, visit  https://www.qatarairways.com/en/Privilege-Club/join-now.html.

CONTACT

Points Media Relations

Catherine Lowe

Catherine.lowe@points.com
+1 649-539-1310